UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cascade Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
147272108
(CUSIP Number)
Mr. Craig G. Skotdal
2707 Colby Avenue, Suite 1200
Everett, WA 98201
(425) 252-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Craig G. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,144,535 (9.4%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		384,507 (3.2%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,144,535

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Andrew P. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,571 (2.9%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,571

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Quality Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		291,365 (2.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,365

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,000 (0.5%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur & Marianne Skotdal Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

N/A (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,091 (0.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur W. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

51,091 (0.4%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Dwayne R. Lane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,848 (0.8%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

95,848 (0.8%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,848

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Thomas H. Rainville

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		115,303 (1.0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,721 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

141,211 (1.2%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Christian H. Sievers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,875 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

6,875 (0.1%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arnold R. Hofmann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,742 (0.0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,677 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,742 (0.0%)

WITH	10	SHARED DISPOSITIVE POWER

10,677 (0.1%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,419

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
This statement relates to Common Stock, par value $0.01 per share (the “Shares”), of Cascade Financial Corporation, a Washington corporation (“Issuer”). The address of the principal executive offices of the Issuer is 2828 Colby Avenue, Everett, WA 98201
Item 2. Identity and Background.
(a) The name of each natural person filing this statement is: (i) Craig G. Skotdal; (ii) Arthur W. Skotdal; (iii) Andrew P. Skotdal; (iv) Dwayne R. Lane; (v) Thomas H. Rainville; (vi) Christian H. Sievers; and (vii) Arnold R. Hofmann. The name of each entity filing this statement is: (i) The Arthur & Marianne Skotdal Revocable Living Trust (“Skotdal Trust”), a Washington revocable trust; (ii) Skotdal Quality Investments, L.L.C. (“Skotdal LLC”), a Washington limited liability company; (iii) Skotdal Enterprises, Inc. (“Skotdal Corporation”), a Washington Corporation.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement as further described in Item 6. Craig G. Skotdal is the Trustee of the Skotdal Trust, Manager of Skotdal LLC, and President of Skotdal Corporation. Craig G. Skotdal has the right to vote the shares owned by Andrew P. Skotdal, Skotdal Corporation, Skotdal LLC, and the Skotdal Trust pursuant to a Voting Agreement entered into on May 9, 2008 and filed as an exhibit hereto.
The Reporting Persons are hereby filing a joint Schedule 13D.
(b) The principal business address of each of the Reporting Persons is provided as follows:
Craig G. Skotdal
2707 Colby Avenue
Suite 1200
Everett, WA 98201
Arthur W. Skotdal
P.O. Box 5267
Everett, WA 98206
Andrew P. Skotdal
P.O. Box 5267
Everett, WA 98206
Skotdal Trust
2707 Colby Avenue
Suite 1200
Everett, WA 98201

Skotdal LLC
2707 Colby Avenue
Suite 1200
Everett, WA 98201
Skotdal Corporation
2707 Colby Avenue
Suite 1200
Everett, WA 98201
Dwayne R. Lane
828 Grand Avenue
Everett, WA 98201
Thomas H. Rainville
P.O. Box 643
Mukilteo, WA 98275-0643
Christian H. Sievers
1030 Grand Avenue
Everett, WA 98201
Arnold R. Hofmann
4610 74th Street SW
Mukilteo, WA 98725
(c) The principal occupation of Craig Skotdal is President of Skotdal Corporation, Manager of Skotdal LLC, and Director of Issuer. Arthur Skotdal’s principal occupation is real estate owner, manager and developer. Andrew Skotdal is the President/General Manager of S-R Broadcasting, Inc., in Everett, Washington. Dwayne Lane is the owner of several car dealerships and associated entities in Everett, Washington, and a Director of Issuer. Christian Sievers is an executive officer of H&H Properties. Thomas Rainville is an elected Commissioner of the Mukilteo Water and Wastewater District. Arnold Hofmann is the owner and developer of various multi-family and commercial properties in the Pacific Northwest. The principal business of the Skotdal LLC is passive investments. The principal business of the Skotdal Corporation is real estate. The Skotdal Trust is a revocable trust established for the benefit of Arthur and Marianne Skotdal.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Craig G. Skotdal, Arthur W. Skotdal, Andrew P. Skotdal, Dwayne R. Lane, Thomas H. Rainville, Christian H. Sievers, and Arnold R. Hofmann is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
Except as provided herein, each natural person that is a Reporting Person used personal funds for the Shares reported in this statement. In addition, the Skotdal Trust used personal funds to purchase its Shares, and the Skotdal LLC and Skotdal Corporation used other funds. As compensation for service as a Director of Issuer, Craig Skotdal has received 6,427 Shares and Dwayne Lane has received 5,207 Shares. None of the Reporting Persons in this Schedule 13D borrowed funds or other consideration to purchase their respective Shares.
Item 4. Purpose of Transaction.
The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.
Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

On February 23, 2010, counsel for the Skotdals sent a letter to the Board of Directors of the Issuer describing a number of concerns of the Reporting Persons regarding the Issuer’s performance. The letter included certain recommendations including, without limitation, that the Board nominate four specific candidates as Directors to be voted on at Issuer’s annual shareholder meeting in order to enhance Board oversight with a goal of improving Issuer’s performance and restoring shareholder value. A copy of this letter is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.
Item 5. Interests in Securities of the Issuer
(a)-(b) Based on 12,146,080 outstanding shares of Common Stock, as reported in the Issuer’s Form 8-K filed on January 26, 2010, the Shares owned by the Reporting Persons represent approximately 11.5% of the Issuer’s outstanding Common Stock.
(c) Listed below are transactions by the Reporting Persons in the class of securities reported on that were effected during the past 60 days:
Arnold R. Hoffman: Sold 1,000 shares 12/30/2009
(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 22, 2010, Craig G. Skotdal, Dwayne R. Lane, Thomas H. Rainville, Christian H. Sievers, Arnold R. Hofmann, Arthur W. Skotdal, Andrew P. Skotdal, the Skotdal LLC, the Skotdal Corporation and the Skotdal Trust entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference
Craig Skotdal continues to have the right to vote the shares owned by Andrew Skotdal, Skotdal Enterprises, Inc., Skotdal Quality Investments, L.L.C., and the Arthur & Marianne Skotdal Revocable Living Trust pursuant to a Voting Agreement dated May 9, 2008, and filed an exhibit to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.
99.1.
Joint Filing Agreement by and among Craig G. Skotdal, Dwayne R. Lane, Thomas H. Rainville, Christian H. Sievers, Arnold R. Hofmann, Arthur W. Skotdal, Andrew P. Skotdal, Skotdal Quality Investments, LLC, Skotdal Enterprises, Inc., and the Arthur & Marianne Skotdal Revocable Living Trust, dated February 22, 2010.

99.2.	Letter to the Board of Directors of Cascade Financial Corporation dated February 23, 2010.

99.3
Voting Agreement dated May 9, 2008 by and among Craig G. Skotdal, Andrew Skotdal, The Arthur & Marianne Skotdal Revocable Living Trust, Skotdal Quality Investments, L.L.C., and Skotdal Enterprises, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2010	/s/ Craig G. Skotdal

Craig G. Skotdal

March 2, 2010	/s/ Dwayne R. Lane

Dwayne R. Lane

March 2, 2010	/s/ Thomas H. Rainville

Thomas H. Rainville

March 2, 2010	/s/ Christian H. Sievers

Christian H. Sievers

March 2, 2010	/s/ Arnold R. Hofmann

Arnold R. Hofmann

March 2, 2010	/s/ Arthur W. Skotdal

Arthur W. Skotdal

March 2, 2010	/s/ Andrew P. Skotdal

Andrew P. Skotdal

March 2, 2010	Skotdal Quality Investments, L.L.C.

by /s/ Craig Skotdal

Craig Skotdal, Manager

March 2, 2010	Skotdal Enterprises, Inc.

by /s/ Craig G. Skotdal

Craig G. Skotdal, President

March 2, 2010	Arthur & Marianne Skotdal Revocable Living Trust

by /s/ Craig G. Skotdal

Craig G. Skotdal, Trustee